PLAN OF DISTRIBUTION
PURSUANT TO RULE 12b-1
OF
TOUCHSTONE ETF TRUST
WHEREAS, Touchstone ETF Trust (the “Trust”) is a registered investment company organized under the laws of the State of Delaware and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”), and is authorized to issue separate series (each such series is referred to herein as a “Fund” and collectively the “Funds”); and
WHEREAS, the board of trustees of the Trust (the “Board”) has approved and the Trust has entered into a distribution agreement (“Distribution Agreement”) with Foreside Financial Group, LLC (the “Distributor”) pursuant to which the Distributor will act as the distributor with respect to the creation and distribution of creation unit size aggregations of shares of each Fund (“Shares”), as described in the Trust’s registration statement; and
WHEREAS, the Trust desires to adopt this Plan of Distribution Pursuant to Rule l2b-1 (the “Plan”) under the 1940 Act with respect to the Funds, which are identified on Exhibit A hereof, as may be amended from time to time, and that the Plan shall go in to effect at a date as determined by the Board; and
WHEREAS, the Board as a whole, and the trustees who are not interested persons of the Trust (as defined in Section 2(a)(19) of the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to the Plan (the “Independent Trustees”), have determined, after review of all information and consideration of all pertinent facts reasonably necessary to an informed determination, that it would be desirable to adopt a plan of distribution and that, in the exercise of reasonable business judgment and in light of their fiduciary duties, that there is a reasonable likelihood that adoption of this Plan will benefit the Trust, each Fund and the holders of such Fund’s shares, and have accordingly approved the Plan by votes cast at a meeting called for the purpose of voting on the Plan; and
NOW, THEREFORE, in consideration of the foregoing, the Trust hereby adopts the Plan in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

1.	In consideration of the services to be provided, and the expenses to be incurred, by the Distributor pursuant to the Distribution Agreement, the Trust will pay to the Distributor as distribution payments (the “Payments”) in connection with the distribution of Shares an aggregate amount at a rate as set forth in Exhibit A. The Trust’s obligation hereunder shall be limited to the assets of the Shares and shall not constitute an obligation of the Trust except out of such assets and shall not constitute an obligation of any shareholder of the Trust. In addition, pursuant to this Plan, Touchstone Advisors, Inc. (the “Advisor”) or the Distributor may make payments from time to time from their own resources. Such payments will not increase the amount which the Trust is permitted to pay hereunder and shall not increase the amount the Trust is required to pay to the Advisor or the Distributor for any fiscal year under the advisory agreement or distribution agreement effect for that year.

2.	It is understood that the Payments made by the Trust under this Plan will be used by the Distributor for the purpose of financing or assisting in the financing of any activity which is primarily intended to result in the sale of Shares. The scope of the foregoing shall be interpreted by the Board, whose decision shall be conclusive except to the extent it contravenes established legal authority. Notwithstanding the foregoing, this Plan does not require the Distributor or any of its affiliates to perform any, specific type or level of distribution activities or shareholder services or to incur any specific level of expenses for activities covered by this Section 2. In addition, Payments made in a particular year shall not be refundable whether or not such Payments exceed the expenses incurred for that year pursuant to this Section 2.

3.	The officers, Adviser or Distributor of the Trust, as appropriate, shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such Payments were made.

4.	To the extent any activity is covered by Section 2 and is also an activity which the Trust may pay for on behalf of the Shares without regard to the existence or terms and conditions of a plan of distribution under Rule 12b-1 of the 1940 Act, this Plan shall not be construed to prevent or restrict the Trust from paying such amounts outside of this Plan and without limitation hereby and without such payments being included in calculation of Payments subject to the limitation set forth in Section 1. If such payments are deemed to be indirect financing by a Fund of an activity primarily intended to result in the sale of Shares of a Fund within the context of Rule 12b-1 under the 1940 Act, such payments shall be deemed to be authorized by this Plan.

5.	This Plan may not be amended in any material respect without the approval of a majority of the Board (“Board Approval”) and the approval of a majority of the Independent Trustees (“Independent Trustee Approval”) and may not be amended to increase the maximum level of Payments permitted hereunder without such approvals and further approval by a vote of at least a majority of the outstanding voting securities of the Shares. This Plan may continue in effect for longer than one year after its approval by a majority of the Shares only as long as such continuance is specifically approved at least annually by Board Approval and by Independent Trustee Approval.

6.	This Plan may be terminated at any time by a vote of the Independent Trustees, cast in person or virtually as permitted by the SEC at a meeting called for the purposes of voting on such termination, or by a vote of at least a majority of the outstanding voting securities of the Shares of the relevant Fund.

7.	For purposes of this Plan the terms “interested person” and “related agreement” shall have the meanings ascribed to them in the 1940 Act and the rules adopted by the SEC thereunder and the term “vote of a majority of the Shares” shall mean the vote, at the annual or a special meeting of the holders of the Shares duly called, (a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the Shares outstanding on the record date for such meeting are present or represented by proxy or, if less, (b) more than 50% of the Shares outstanding on the record date for such meeting.
Adopted: February 17, 2022

Exhibit A

Name of Fund	Distribution Fee[1] (%)
Touchstone Dividend Select ETF	0.25%
Touchstone Strategic Income Opportunities ETF	0.25%
Touchstone Ultra Short Income ETF	0.25%
Touchstone US Large Cap Focused Equity ETF	0.25%

1Expressed as an annual rate of the average daily net assets of the Fund